                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                    Under the Securities Exchange Act of 1934




                         INTERNATIONAL HOME FOODS, INC.

                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                   459655 10 6

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                A. WINSTON OXLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7891


                                DECEMBER 23, 1999

     (Date of Event which Requires Filing of this Statement on Schedule 13D)


================================================================================

CUSIP NO.                                                            459655 10 6

-------- -----------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                    Thomas O. Hicks
-------- -----------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                    (a) [ ]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC use only
-------- -----------------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                                 PF;BK;AF;OO
-------- -----------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]
-------- -----------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                          United States
----------------------------------- --------------------------------------------------------------------------------
                                    7        Sole Voting Power                                               564,043
  Number of Shares Beneficially     --------------------------------------------------------------------------------
                                    8        Shared Voting Power                                          31,525,012
     Owned by Each Reporting        --------------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                          564,043
           Person With              --------------------------------------------------------------------------------
                                    10       Shared Dispositive Power                                     31,525,012
-------- -----------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person (1)                                 32,089,055
-------- -----------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                       [ ]
-------- -----------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                                                    43.5%
-------- -----------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                 IN
-------- -----------------------------------------------------------------------------------------------------------


         (1) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            459655 10 6

-------- -----------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                           Hicks, Muse, Tate & Furst
                                             Equity Fund III, L.P.
-------- -----------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                    (a) [ ]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC use only
-------- -----------------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                                       OO;BK
-------- -----------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]
-------- -----------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                      State of Delaware
----------------------------------- --------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                     0
  Number of Shares Beneficially     --------------------------------------------------------------------------------
                                    8        Shared Voting Power                                          30,649,966
     Owned by Each Reporting        --------------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                                0
           Person With              --------------------------------------------------------------------------------
                                    10       Shared Dispositive Power                                     30,649,966
-------- -----------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person                                     30,649,966
-------- -----------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                       [ ]
-------- -----------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                                                    41.5%
-------- -----------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                 PN
-------- -----------------------------------------------------------------------------------------------------------

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CUSIP NO.                                                           4596455 10 6

-------- -----------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                 HM3/GP Partners, L.P.
-------- -----------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                    (a) [ ]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC use only
-------- -----------------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                                    OO;AF;BK
-------- -----------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]
-------- -----------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                         State of Texas
----------------------------------- --------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                     0
  Number of Shares Beneficially     --------------------------------------------------------------------------------
                                    8        Shared Voting Power                                          30,803,599
     Owned by Each Reporting        --------------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                                0
           Person With              --------------------------------------------------------------------------------
                                    10       Shared Dispositive Power                                     30,803,599
-------- -----------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person                                     30,803,599
-------- -----------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                       [ ]
-------- -----------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                                                    41.8%
-------- -----------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                 PN
-------- -----------------------------------------------------------------------------------------------------------

CUSIP NO.                                                            459655 10 6

-------- -----------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                       Hicks, Muse GP Partners III, L.P.
-------- -----------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                    (a) [ ]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC use only
-------- -----------------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                                    OO;BK;AF
-------- -----------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]
-------- -----------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                         State of Texas
----------------------------------- --------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                     0
  Number of Shares Beneficially     --------------------------------------------------------------------------------
                                    8        Shared Voting Power                                          31,525,012
     Owned by Each Reporting        --------------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                                0
           Person With              --------------------------------------------------------------------------------
                                    10       Shared Dispositive Power                                     31,525,012
-------- -----------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person                                     31,525,012
-------- -----------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                       [ ]
-------- -----------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                                                    42.7%
-------- -----------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                 PN
-------- -----------------------------------------------------------------------------------------------------------




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



CUSIP NO.                                                             459655 106

-------- -----------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                       Hicks, Muse Fund III Incorporated
-------- -----------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                    (a) [ ]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC use only
-------- -----------------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                                    OO;BK;AF
-------- -----------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]
-------- -----------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                         State of Texas
----------------------------------- --------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                     0
  Number of Shares Beneficially     --------------------------------------------------------------------------------
                                    8        Shared Voting Power                                          31,525,012
     Owned by Each Reporting        --------------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                                0
           Person With              --------------------------------------------------------------------------------
                                    10       Shared Dispositive Power                                     31,525,012
-------- -----------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person                                     31,525,012
-------- -----------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                       [ ]
-------- -----------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                                                    42.7%
-------- -----------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                 CO
-------- -----------------------------------------------------------------------------------------------------------



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




         This Amendment No. 1 to Schedule 13D is being filed by Thomas O. Hicks, a United States citizen, Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership ("Fund III"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership ("Partners III"), and Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Inc." and collectively, the "Reporting Persons"), to amend Items 3, 5 and 6 of the original Schedule 13D dated August 28, 1998 (the "Original Schedule 13D"). The cover page for each of the Reporting Persons and the full text of Items 3,5 and 6, as amended hereby, are restated in their entirety in this Amendment No. 1. Items 1, 2, 4 and 7 (including the List of Exhibits) of the Original Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D. The information contained in this Schedule 13D/A is as of the date hereof, unless otherwise expressly provided herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 28, 1998, Mr. Hicks acquired 25,000 shares of Common Stock with $446,875 of his personal funds.

         On August 31, 1998, Mr. Hicks acquired 125,000 shares of Common Stock with $2,239,063 of his personal funds.

         On September 1, 1998, Mr. Hicks acquired 50,000 shares of Common Stock with $850,000 of his personal funds.

         On September 2, 1998, Mr. Hicks acquired 42,000 shares of Common Stock with $756,000 of his personal funds.

         On September 3, 1998, Mr. Hicks acquired 8,000 shares of Common Stock with $139,000 of his personal funds.

         See Item 5 for a summary description of the source and amount of funds or other consideration used in making purchases of the shares of Common Stock beneficially owned by the Reporting Person. Except for the acquisition of the 250,000 shares of Common Stock described above, all other shares of Common Stock held and previously acquired by the Reporting Persons have been previously reported on Schedules 13G filed by the Reporting Persons on February 4, 1998.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Mr. Hicks may be deemed to beneficially own
32,089,055 shares of Common Stock, representing approximately 43.5% of the total outstanding shares of Common Stock. Mr. Hicks has sole voting and dispositive power with respect to 564,043 shares. Of the 564,043 shares for which Mr. Hicks has sole voting and dispositive power, (i) 540,785 shares are owned of record by Mr. Hicks and (ii) 23,258 shares held of record by trusts of which Mr. Hicks serves as sole trustee and by a limited partnership the general partner of which is a limited liability company wholly owned by Mr. Hicks. Mr. Hicks has shared voting and dispositive power with respect to the remaining 31,525,012 shares as a result of the relationships described in the paragraphs below.

         Of the 31,525,012 shares for which Mr. Hicks has shared voting and dispositive power, (i) 30,649,966 shares are owned by Fund III, (ii) 721,413 shares are owned by HM3 Coinvestors, L.P., a Texas limited partnership whose ultimate general partner is Fund III, Inc. ("Coinvestors"), and (iii) 153,633 shares are owned by HM3/IH Partners, L.P., a Texas limited partnership whose ultimate general partner is Fund III, Inc ("HM3/IH Partners").

         Mr. Hicks is the Chairman of the Board and Chief Executive Officer of Fund III, Inc. Fund III, Inc. is the general partner of Partners III, which is the general partner of Coinvestors and HM3. HM3 is the general partner of HM3/IH Partners and Fund III. Mr. Hicks is a limited partner of Coinvestors.

         (c) Of the 540,785 shares owned of record by Mr. Hicks, Mr. Hicks acquired (i) 100,000 shares on November 18, 1997 with $200,000 of his personal funds, (ii) 190,785 shares in a distribution from Coinvestors in February 1998 and (iii) 250,000 shares as described in Item 3.

         Fund III, Inc. may be deemed to beneficially own 31,525,012 shares of Common Stock, representing approximately 42.7% of the total outstanding shares of Common Stock. Partners III may be deemed to beneficially own 31,525,012 shares of Common Stock, representing approximately 42.7% of the total outstanding shares of Common Stock. HM3 may be deemed to beneficially own 30,803,599 shares of Common Stock, representing approximately 41.8% of the total outstanding shares of Common Stock. Fund III, Inc., Partners III and HM3 have shared dispositive and voting power over the shares each beneficially owns.

         Fund III may be deemed to beneficially own 30,649,966 shares of Common Stock, representing approximately 41.5% of the total outstanding shares of Common Stock. Fund III acquired all of its shares through a property dividend from AHFP Holding Corporation ("AHFP") on November 14, 1997. On November 1, 1996, AHFP purchased the shares distributed to Fund III in a leverage buyout for $5.33 per share. The buyout was financed through (i) borrowings under the Company's senior bank facilities with The Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc., (ii) the issuance of $400 million 10 3/8% Senior Subordinated Notes due 2006 of the Company in a Rule 144A offering managed by Chase Securities Inc and BT Securities Corporation, and
(iii) an equity contribution from partners of Fund III. Fund III has shared dispositive and voting power over its shares.

         Except for the acquisition of the 250,000 shares described in Item 3, all other shares of Common Stock held and previously acquired by the Reporting Persons has been previously reported on Schedules 13G filed by the Reporting Persons on February 4, 1998. Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock not owned by such Reporting Person of record.

         The percent of outstanding shares of Common Stock is based on 73,771,984 shares outstanding as of October 31, 1999.

         (d) The right to receive distributions, and proceeds from the sale of, the 30,649,966 shares of Common Stock held of record by Fund III is governed by its limited partnership agreement, and such distributions or proceeds may be made with respect to the general and limited partnership interests in Fund III.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Hicks, Fund III and HM3/IH Partners are parties to that certain Registration Rights Agreement, dated November 1, 1996, between the Company and the other parties signatory thereto (the "Registration Rights Agreement"). The Registration Rights Agreement provides that parties thereto are entitled to exercise three demand and certain "piggy-back" rights to require the Company to register the Common Stock held by them for sale under the Securities Act of 1933. In addition, the demand rights may only be exercised with respect to a number of shares that is at least equal to the lesser of (i) five percent of the number of shares then outstanding and (ii) that number of shares having an estimated aggregate offering price of at least $20.0 million. The exercise of the demand and piggy-back rights are subject to such other limitations and conditions as are customary in registration rights agreements. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated herein by reference.

         On November 24, 1999, Fund III and HM3/IH Partners exercised their demand rights under the Registration Rights Agreement. Pursuant to a registration statement filed by the Company which became effective on December 15, 1999, the Company registered up to 11,500,000 shares of its common stock in an underwritten public offering (including 1,500,000 shares subject to an over-allotment option granted to the underwriters, as described below). A total of 9,950,000 of the shares sold in the offering were sold by Fund III and 50,000 were sold by HM3/IH Partners. The sale of the shares became effective on December 21, 1999. On December 21, 1999, the underwriters exercised their option to purchase an additional 1,500,000 shares of common stock. A total of 1,492,500 of the shares sold in the over-allotment offering were sold by Fund III and 7,500 were sold by HM3/IH Partners. The sale of the shares pursuant to the exercise of the over-allotment option became effective on December 23, 1999.

                [Remainder of this page intentionally left blank]

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 1999             THOMAS O. HICKS


                                      By: /s/ DAVID W. KNICKEL
                                         ---------------------------------------
                                         David W. Knickel, Attorney-in-Fact


Dated:  December 23, 1999             HICKS, MUSE, TATE & FURST EQUITY FUND,
                                      III, L.P.

                                      By:  HM3/GP Partners, L.P.,
                                           Its General Partner

                                      By:  Hicks, Muse GP Partners III, L.P.,
                                           Its General Partner

                                      By:  Hicks, Muse Fund III Incorporated,
                                           Its General Partner


                                      By: /s/ DAVID W. KNICKEL
                                         ---------------------------------------
                                      Name: David W. Knickel
                                           -------------------------------------
                                      Title: Vice President
                                            ------------------------------------



Dated:  December 23, 1999             HM3/GP PARTNERS, L.P.

                                      By:  Hicks, Muse GP Partners III, L.P.,
                                           its General Partner

                                      By:  Hicks, Muse Fund III Incorporated,
                                           its General Partner


                                      By: /s/ DAVID W. KNICKEL
                                         ---------------------------------------
                                          David W. Knickel
                                          Vice President


Dated:  December 23, 1999             HICKS, MUSE GP PARTNERS III, L.P.

                                      By:  Hicks, Muse Fund III Incorporated,
                                           its General Partner


                                      By: /s/ DAVID W. KNICKEL
                                         ---------------------------------------
                                      Name: David W. Knickel
                                           -------------------------------------
                                      Title: Vice President
                                            ------------------------------------

Dated:  December 23, 1999             HICKS, MUSE FUND III INCORPORATED


                                      By: /s/ DAVID W. KNICKEL
                                         ---------------------------------------
                                      Name: David W. Knickel
                                           -------------------------------------
                                      Title: Vice President
                                            ------------------------------------